UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 20, 2022

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In the Matter of

Relief Therapeutics Holdings SA
Avenue de Sécheron 15
1202 Genève
Switzerland

**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED**

File No: 000-56458

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       Relief Therapeutics Holding SA has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its American Depositary Shares and Common Stock

       Relief Therapeutics Holding SA requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

       The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief